Exhibit 99.1

Graphex Technologies Enters into MOU with Reforme Group Pty Ltd

To Develop Graphite Manufacturing Facilities in Australia

For Mine-to-Battery Graphite Supply to the EV Industry

The strategic collaboration will pursue upstream and downstream opportunities to supply critical graphite anode materials to the global EV industry through streamlined, localized supply chains.

Royal Oak, Michigan — December 29, 2022 — Graphex Technologies, LLC, a wholly owned subsidiary of Graphex Group Limited (collectively “Graphex”) (NYSE American: GRFX | HKSE: 6128) and a global leader in mid-stream processing of natural graphite for use in lithium-ion (Li-ion) power batteries, announced today that it has entered into a non-binding Memorandum of Understanding (“MOU”) with Reforme Group Pty Ltd (“Reforme”), a private mining and development group involved in developing processing, to create a strategic alliance joint venture (JV) to provide key feedstock and critical minerals and processing technologies for the production of electric vehicle (EV) Li-ion power batteries to the global EV industry.

Reforme was founded by the team that developed a world first in the sorting and beneficiating of iron ore has since become a leader in the industry. Through experience with the strategic metals supply chain, Reforme has developed relationships with government and industry for sourcing mining and beneficiation of key materials from industrial processors and mines, expected to provide automotive original equipment manufacturers (OEMs) and battery makers with a high-quality, high-volume and stable supply of strategic metals materials needed for production of Li-ion batteries.

Graphex has over a decade of commercial experience producing 10,000 metric tons per annum of battery grade purified spherical graphite to the power battery market. The intent of the MOU is to evaluate collaborative opportunities to strategically locate, construct, and operate mid-stream graphite processing facilities throughout the world to support the global electrification of mobility. Whether near graphite mining resources or locations close to point-of-use - namely battery gigafactories and EV OEMs in the US and Europe – the strategic alliance will leverage shared expertise between Graphex and Reforme in technology, design, financing, equipment sourcing, and plant operations along with established upstream and downstream relationships with key stakeholders and companies in the automotive and battery industries to provide end-to-end stable supply of battery grade anode material for EVs.

An initial focus of the JV will be an already identified graphite opportunity in Australia where critical mineral mining and processing momentum is accelerating quickly. Reforme and its strategic relationships in Australia have secured mineral deposits and/or rights to mineral deposits across the country, including first right of refusal on several projects that have the potential to produce flake graphite concentrate within 18-24 months of a quality and quantities sufficient to sustain operations of mid-stream graphite processing facilities for a minimum of10 years. Reforme’s relationships with state and local governments and experience in the construction and operations of production facilities in the mining and supply chain space, coupled with Graphex’s mid-stream production experience in the transformation of graphite into battery anode material is an ideal combination to quickly ramp up stable end-to-end supply of battery grade graphite to the EV industry for years to come.

“With the EV industry engaged in the truly herculean task of electrifying mobility worldwide while simultaneously building out end-to-end domestic manufacturing capabilities, the best companies to effect this transformation quickly are those with proven experience and the willingness to innovate. Graphex has that “ability with agility” and the Reforme collaboration will give us a wider reach.” said John DeMaio, CEO of Graphex Technologies. “Additionally, with Australia being part of the Free Trade Agreement, this collaboration has the added advantage of complying with the intent of the Inflation Reduction Act regarding sourcing and processing of critical minerals and further accelerates our strategy to secure upstream raw material sources and to continue expanding our global footprint of mid-stream production facilities.”

“Together, we can provide the mine-to-battery stability and localization of supply that is needed to meet the soaring demand for the batteries that will power the electric future of transportation.” Said Anthony Short, Executive Chairman of Reforme Group . “Collaborating with Graphex will be a force multiplier in this effort. Raw material sources seek to participate in the mid-stream value creation and end-users seek stability of supply - Graphex/Reforme are uniquely capable to deliver on both fronts.”

This progress in diversification and expansion follows Graphex’s recent raw material sourcing announcements around the world, including Canada, the US, Brazil, and Tanzania as well as active pursuits of additional resources in Canada, Africa, and Europe. Expanding the array of upstream resources dovetails with Graphex’s progress on a new mid-stream graphite processing facility being developed in Warren, Michigan. This scaled production and global expansion comes amidst a recent push from the USA Federal Government to stabilize American EV and battery manufacturing supply chains. As mentioned recently in the New York Times, Graphex’s stateside production and global sourcing signifies a shift in the green tech industry to extricate itself from areas of sovereign risk.

“We are proud to take this next step in globalizing our upstream and mid-stream footprint in collaboration with industry innovators like Reforme,” added DeMaio.

About Graphex

Graphex Technologies is a wholly owned U.S. subsidiary of Graphex Group Limited, a Cayman Island company with principal and administrative offices in Hong Kong and U.S. subsidiary office in Royal Oak, MI. Graphex is focused on the development of technologies and products to enhance renewable energy, particularly the enrichment of spherical graphite and graphene, key components for EV batteries and lithium-ion batteries for other use cases. Proficient in the commercial deep processing of graphite, Graphex has been consistently producing over 10,000 metric tons of spherical graphite annually for over 10 years. With a strategy to expand its global operations to support energy transition and electrification efforts worldwide, Graphex is currently among the top suppliers of specialized spherical graphite to the EV and renewable energy industries and holds patents in areas including products, production methods, machinery design, and environmental protection.

About Reforme

Reforme Group provides a turn key mining solutions for its own projects and joint ventures to bring key materials into the supply chain for battery makers for the production of electric vehicle Lithium-Ion power batteries. Reforme is involved in the mining and distribution of materials used to form the key components in the renewable energy space . With the accelerated adoption of EV’s, and with almost unprecedented local government support, we identified the importance of a stable, secure mineral and key material supply for the developing battery industry. Leveraging our experience within the resources supply chain, we have developed relationships for distribution of key materials from industrial processors and mines, to provide our OEM and battery maker clients with a high-quality, high-volume and stable supply of materials needed for production of Lithium-Ion batteries

Forward Looking Statements

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Information from third sources identified in this release are based on published reports for such information and we have assumed the accuracy of such reports without independent investigation or inquiry.

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.